HINCKLEY, ALLEN & SNYDER

                              One Financial Center
                                Boston, MA 02110



                                                     December 3, 1996


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549

Re: Providence Energy Corporation Application for Withdrawal From Listing of Securities Pursuant to
         Schedule 12 (d) of the Securities Act of 1934 and Rule 12d 2-2(d)

Dear Sirs:

         Pursuant to the regulations of the Securities and Exchange Commission, submitted herewith for filing on behalf of Providence Energy Corporation (the "Company") is the Company's Application for Withdrawal From Listing of Securities Pursuant to Schedule 12(d) of the Securities Act of 1934 and Rule 12d 2-2(d). This filing is being effected by direct transmission on the EDGAR system.

         We understand that there is no longer a filing fee required in connection with this filing.


                                                     Very truly yours,



                                                     Margaret D. Farrell

MDF/kc
Enclosure